Reviewed Financial Statements

REVOHLOO, INC.

For the Years Ended,
December 31, 2022 and
December 31, 2021

Table of Contents

Independent Accountants Review Report

To the Board of Directors of Revohlo, Inc.:

We have reviewed the accompanying financial statements of Revohloo, Inc., which comprise the balance sheets as of December 31, 2022, and December 31, 2021, and the related statements of income, statements of changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of River Oak Development, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plan to mitigate these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Known Departure from Generally Accepted Accounting Principles

Debt issuance costs related to notes payable issued during the year ended December 31, 2021, were expensed as incurred, rather than capitalized and presented as a reduction of the face value of the note issued and amortized over the expected life of the note per ASC 835-30-45. If debt issuance costs had been capitalized and amortized, notes payable would have decreased by $7,500, and $3,750 on the December 31, 2022 and 2021 balance sheets respectively, and net income would have increased by $7,500 for the year ended December 31, 2021 and decreased by $3,750 for the year ended December 31, 2022. Our opinion is not modified with respect to this manner.

Whatcom Financial, LLC

Ferndale, Washington
March 31, 2023

	December 31, 2022	December 31, 2021
Assets		
Current assets		
Cash	$ 15,177	$ 22,067
Prepaid expenses	5,000	-
Current assets, total	20,177	22,067
Other assets	1,500	1,500
Intangible assets	55,614	35,301
Assets, total	$ 77,291	$ 58,868
Liabilities & Stockholders' Equity		
Current liabilities		
Current portion of notes payable	$ 72,401	$ -
Current liabilities, total	72,401	-
Notes payable	39,599	85,000
Liabilities, total	112,000	85,000
Stockholders' equity		
Common stock par value of $.001 75,000,000 shares authorized, 57,917,355 and 57,935,170 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	57,935	57,917
Additional paid in capital	92,444	87,852
Accumulated deficit	(185,088)	(171,901)
Stockholders' equity, total	(34,709)	(26,132)
Liabilities & Stockholders' Equity, total	$ 77,291	$ 58,868

See independent accountants review report.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating expenses		
Software & apps	$ 4,331	$ 4,140
Salaries & wages	3,940	13,535
Advertising	1,879	17,011
Other expense	1,314	11,699
Travel	1,223	1,409
Outside services	500	3,913
Operating expenses, total	13,187	51,707
Net loss	$ 13,187	$ 51,707

See independent accountants review report.

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Paid-in Capital	Deficit	Total
December 31, 2020	50,295,000	$ 50,295	$ 60,272	$ (120,194)	$ (9,627)
Issuance of shares	7,622,355	7,622			7,622
Additional paid in capital			27,580		27,580
Net loss				(51,707)	(51,707)
December 31, 2021	57,917,355	57,917	87,852	(171,901)	(26,132)
Issuance of shares	17,815	18			18
Additional paid in capital			4,592		4,592
Net loss				(13,187)	(13,187)
December 31, 2022	57,935,170	$ 57,935	$ 92,444	$ (185,088)	$ (34,709)

See independent accountants review report.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows from (used in) operating activities		
Net loss	$ (13,187)	$ (51,707)
Changes in operating accounts		
Other assets	-	(1,500)
Prepaid expenses	(5,000)	6,000
Net cash flows used in operating activities	(18,187)	(47,207)
Cash flows from (used in) investing activities		
Intangible asset development costs	(20,313)	(35,301)
Net cash flows used in investing activities	(20,313)	(35,301)
Cash flows from (used in) financing activities		
Proceeds from notes payable	27,000	67,000
Issuance of common stock	18	7,622
Additional paid in capital	4,592	27,580
Net cash flows from financing activities	31,610	102,202
Net change in cash	(6,890)	19,694
Cash at beginning of period	22,067	2,373
Cash at end of period	$ 15,177	$ 22,067

Note 1 - Description of Operations

Revohloo, Inc. (the "Company") is a pre revenue software developer developing an interactive music video application. The Company has been developing the application for the past five years and management expects the application to be completed and available for monetization during the year ended December 31, 2023.

Note 2 – Managements Plan

The Company has sustained operating losses during the years ended December 31, 2022, and December 31, 2021. In order to continue operations, the Company is reliant on additional financing from related parties or equity contributions from current or future owners. Management believes this situation is typical for pre revenue software developers and intends to monetize the application in the next year. Additionally, Management notes the majority of the Company's expenses are discretionary, including advertising and salaries to officers which comprise a significant portion of expenses during the years ended December 31, 2022, and December 31, 2021. Management intends to reduce these expenses as needed until additional capital is secured or the application is monetized.

Note 3 - Significant Accounting Policies

Cash – Cash consists of deposits held at FDIC insured financial institutions. Such deposits are placed with high quality institutions in order to minimize concentration of counterparty credit risk and are within FDIC insured limits as of December 31, 2022 and December 31, 2021.

Intangible assets – Intangible assets subject to amortization and are amortized using the straight-line method over their estimated period of benefit, ranging from seventeen to twenty years. The Company evaluates the recoverability of intangible assets at each reporting date by considering events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired. No impairment on intangible assets was recognized for the years ended December 31, 2022, or December 31, 2021.

Accounting estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts. Significant estimates affecting the financial statements include fair values for intangible asset impairment tests.

See independent accountants review report.

Note 3 - Significant Accounting Policies (continued)

Income taxes – The Company accounts for income tax in accordance with Financial Accounting standards Board Accounting Standards Codification 740 ("FASB ASC") which includes a recognition threshold and measurement conditions for the recognition of tax positions taken or expected to be taken by the Company. For those benefits to be recognized, a benefit must be more likely than not to be sustained upon examination by tax authorities. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company has sustained net operating losses during the years ended December 31, 2022, and December 31, 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to the management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards the Company has elected to fully reserve against the carryforward benefit in the accompanying financial statements, resulting in no recognition of the income tax benefits in the income statements for the years ended December 31, 2022, and December 31, 2021.

Recent accounting pronouncements ASU 2021-09 – In February of 2016 the Financial Accounting Standards Board released Accounting Standards Update (ASU) 2021-09—Leases (Topic 842) which supersedes Accounting Standard Codification (ASC) section 840 - leases. The update is effective fiscal years beginning after December 15, 2021, for private companies. The update modifies the treatment of operating and capital leases in the financial statements, notably requiring the capitalization of operating leases as a right of use (ROU) asset and related lease liability. The Company was not party to any operating or finance leases at December 31, 2022 or December 31, 2021.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are available to be issued.

The Company has evaluated subsequent events through March 31, 2023, which is the date the financial statements are available to be issued.

Note 4 – Intangible Assets

Finite-lived intangible assets are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired. Intangible assets included on the balance sheet were comprised of patent application costs and app development costs for the years ended December 31, 2022, and December 31, 2021, as follows:

As of December 31, 2022

	Weighted average Useful life (years)	Gross Carrying Amount
Application Development	20	$ 53,526
Patents & trademarks	17	2,088
Total intangible assets		$ 55,614

As of December 31, 2021

	Weighted average Useful life (years)	Gross Carrying Amount
Application Development	20	$ 34,726
Patents & trademarks	17	575
Total intangible assets		$ 35,301

No amortization expense related to intangible assets is included in the income statements for the years ended December 31, 2022, and December 31, 2021, as the trademark remains pending, and the application is not fully completed. Upon completion management intends to amortize the trademark and application development expenses according to their estimated useful lives, expected to range from 17-20 years. No impairment related to intangible assets was recognized for the years ended December 31, 2022, and December 31, 2021.

Note 5 – Notes Payable

Notes payable consist of the following:

	December 31, 2022	December 31, 2021
Note payable to Shareholder dated August 2021, due in full upon completion of second crowdfunding (anticipated 2023), bearing no interest, and containing a stock subscription component allowing for the purchase of 7,500,000 shares of common stock at par value.	$ 67,000	$ 67,000
Note payable to Founder in the amount of $30,030, originating December 2022 and maturing October 2027 with monthly payments of $598 including interest of 7.25%. The Company repaid $3,030 of this balance in December 31, 2022.	27,000	-
Note payable to Founder originating 2014, no monthly payments due and bearing no interest, without maturity date.	9,000	9,000
Note payable to Shareholder originating 2014, no monthly payments due and bearing no interest, without maturity date.	5,000	5,000
Note payable to third party investor dated originating 2014, no monthly payments due and bearing no interest, without maturity date.	4,000	4,000
Less current portion	(72,401)	-
Long-term portion	$ 39,599	$ 85,000

Maturities of these notes are as follows:

December 31,	Amount
2023	$ 72,401
2024	5,802
2025	6,237
2026	6,705
2027	2,855
Thereafter	18,000
	$ 112,000

No interest was paid on these notes during the years ended December 31, 2022, and December 31, 2021.